EXHIBIT 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF PER SHARE EARNINGS

Earnings Per Share of Common Stock and Common Stock Equivalents

($ in thousands, except per share data)

	Year Ended December 31,
	2003	2002	2001

Net income applicable to common stock	$7,685	$16,397	$3,668

Average number of common shares outstanding	9,446	8,463	8,419

Net income per share – Basic	$0.81	$1.94	$0.44

Average number of common shares outstanding	9,446	8,463	8,419
Add: Assumed exercise of stock options and grants	139	213	128

Common and common equivalent shares outstanding	9,585	8,676	8,547

Net income per share – Diluted	$0.80	$1.89	$0.43